evotec

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NEWS RELEASE, 28 MARCH 2023

EVOTEC AND BRISTOL MYERS SQUIBB EXTEND AND EXPAND STRATEGIC NEURODEGENERATION PARTNERSHIP

- *8-YEAR EXTENSION AND EXPANSION OF ONGOING COLLABORATION TO DEVELOP A BROADENED PROGRAMME PIPELINE IN NEURODEGENERATIVE DISEASES*
- *PARTNERSHIP LEVERAGES EVOTEC'S PRECISION MEDICINE PLATFORMS*
- *FINANICAL TERMS INCLUDE $ 50 M UPFRONT PAYMENT, PERFORMANCE MILESTONES AND TIERED ROYALTIES ON PRODUCT SALES*

Hamburg, Germany, 28 March 2023:
Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) announced today that the Company has extended and expanded its strategic neurodegeneration partnership with Bristol Myers Squibb (NYSE: BMY), originally signed in 2016. The initial partnership proved highly productive in generating a promising pipeline of discovery to clinical-stage programmes. Based on this success, Bristol Myers Squibb and Evotec extend and expand this partnership for additional 8 years with the goal to further broaden and deepen the strategic alliance.

Evotec and Bristol Myers Squibb (formerly "Celgene") initiated the collaboration in 2016 to identify disease-modifying treatments for a broad range of neurodegenerative diseases. Currently approved drugs only offer short-term management of patients' symptoms and there is a significant unmet medical need for therapies that slow down or reverse disease progression in the field of neurodegenerative diseases.

This partnership pursues an innovative approach to the discovery and development of novel medicines by leveraging several of Evotec's modality-agnostic precision medicine platforms. The partnership has already been successful in generating a pipeline of discovery and pre-clinical-stage programmes. A first programme, EVT8683, was in-licensed by Bristol Myers Squibb in September 2021, following the successful filing of an IND application with the FDA and has proceeded into the clinical Phase I.

Evotec receives a $ 50 m upfront payment, undisclosed license and performance milestone payments, as well as tiered royalties up to low double-digit percentages on

product sales. Including the upfront and downstream performance milestone payments, the overall transaction results in a deal potential of $ 4 bn.

Richard Hargreaves, PhD, Senior Vice President Neuroscience at Bristol Myers Squibb, commented: "We are pleased to extend and expand our neuroscience drug development partnership with Evotec. Together we have an exceptional team of cross-functional experts who have built patient-centric biological and analytical systems at scale to identify, validate and develop novel targets for the treatment of neurodegenerative diseases. We look forward to continuing our drug discovery research into key mechanisms in neurodegeneration and delivering potential therapeutic candidates for patients who are suffering from these devastating diseases."

Dr Cord Dohrmann, Chief Scientific Officer of Evotec, added: "We are excited to expand our strategic neurodegeneration partnership with Bristol Myers Squibb. This next extension beyond 2030 is a testament to the success and trust of the partnership as well as to the high degree of confidence placed in our platforms and the complementary approach to generate a leading pipeline of highly innovative drug candidates. Together with our BMS colleagues we are confident that we will deliver new medicines that matter to patients with neurodegenerative diseases."

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,500 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and

contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.